Exhibit 99.1

HEXO Corp. Condensed Interim Consolidated Financial Statements For the three and six months ended January 31, 2021 and 2020

Table of Contents

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements:

1. Description of Business	5
2. Basis of Preparation	5
3. New Accounting Policies and Pronouncements	5
4. Restricted Funds	5
5. Commodity Taxes Recoverable and Other Receivables	6
6. Inventory	6
7. Biological Assets	6
8. Investments in Associates & Joint Ventures	7
9. Long-term Investments	7
10. Property, Plant and Equipment	8
11. Intangible Assets	8
12. Warrant Liabilities	9
13. Convertible Debentures	9
14. Lease Liabilities	10
15. Term Loan	10
16. Share Capital	11
17. Common Share Purchase Warrants	12
18. Share-based Compensation	12
19. Net Loss per Share	14
20. Financial Instruments	14
21. Operating Expenses by Nature	16
22. Other Income and Losses	17
23. Related Party Disclosure	17
24. Capital Management	18
25. Commitments and Contingencies	18
26. Fair Value of Financial Instruments	19
27. Non-Controlling Interest	20
28. Revenue from Sale of Goods	20
29. Segmented Information	21
30. Operating Cash Flow	21
31. Comparative Information	22
32. Income Taxes	22
34. Subsequent Events	22

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of Canadian Dollars)

As at	Note	January 31, 2021	July 31, 2020
Assets
Current assets
Cash and cash equivalents		$129,355	$184,173
Restricted funds	4	38,344	8,261
Trade receivables		30,738	19,426
Commodity taxes recoverable and other receivables	5	14,459	16,733
Prepaid expenses – current	33	10,615	4,606
Inventory	6	82,192	64,933
Biological assets	7	10,975	7,571

		316,678	305,703

Non-current assets
Property, plant and equipment	10	280,334	285,366
Intangible assets	11	16,196	16,008
Investment in associate and joint ventures	8	75,623	76,306
Lease receivable		3,819	3,865
License and prepaid royalty – HIP		—	1,020
Long-term investments	9	3,860	3,209
Prepaid expenses		3,101	1,392

		699,611	692,869

Liabilities
Current liabilities
Accounts payable and accrued liabilities		38,585	32,451
Excise taxes payable		9,837	7,121
Warrant liabilities	12	12,654	3,450
Lease liability – current	14	4,900	4,772
Term loan	15	2,976	29,930
Onerous contract	25	4,763	4,763

		73,715	82,487

Non-current liabilities
Lease liability	14	23,124	24,344
Convertible debentures	13	30,938	28,969
Term loan	15	25,331	—
Other long-term liabilities		2,031	393

		155,139	136,193

Shareholders’ equity
Share capital	16	1,031,036	1,023,788
Share-based payment reserve	18	64,986	65,746
Warrant reserve	17	93,731	95,617
Contributed surplus		35,237	27,377
Accumulated deficit		(684,268)	(659,231)
Non-controlling interest	27	3,750	3,379

		544,472	556,676

		$699,611	$692,869

Commitments and contingencies (Note 25)

Subsequent events (Note 34)

Approved by the Board of Directors

/s/ Jason Ewart, Director

/s/ Michael Munzar, Director

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Net Loss and Comprehensive Loss

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

		For the three months ended		For the six months ended
	Note	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
Revenue from sale of goods	28	$45,678	$23,817	$86,977	$43,114
Excise taxes		(12,851)	(6,861)	(24,738)	(11,699)

Net revenue from sale of goods		32,827	16,956	62,239	31,415
Ancillary revenue		53	51	108	92

Net revenue		32,880	17,007	62,347	31,507
Cost of goods sold	6,21	21,566	27,420	39,111	63,361

Gross (loss)/profit before fair value adjustments		11,314	(10,413)	23,236	(31,854)
Realized fair value amounts on inventory sold	6	6,387	5,447	11,193	12,111
Unrealized gain on changes in fair value of biological assets	7	(13,657)	(7,948)	(24,753)	(14,999)

Gross profit/(loss)		18,584	(7,912)	36,796	(28,966)

Operating expenses
Selling, general and administrative	21	12,299	14,446	24,215	30,419
Marketing and promotion		2,149	377	4,231	6,595
Share-based compensation	21	5,259	7,903	8,189	16,067
Research and development		1,136	1,201	2,172	2,945
Depreciation of property, plant and equipment	10	1,679	1,992	2,757	3,325
Amortization of intangible assets	11	342	1,683	672	3,350
Restructuring costs		860	259	1,385	3,981
Impairment of property, plant and equipment	10	61	32,082	865	32,784
Impairment of intangible assets	11	—	106,189	—	106,189
Impairment of goodwill		—	111,877	—	111,877
Recognition of onerous contract		—	3,000	—	3,000
Disposal of long-lived assets		1,294	497	1,294	497
Loss/(gain) on disposal of property, plant and equipment		(14)	—	64	—
Acquisition and transaction costs		436	—	436	—

		25,501	281,506	46,280	321,030

Loss from operations		(6,917)	(289,418)	(9,484)	(349,996)
Finance income (expense), net	22	(2,472)	(3,281)	(4,363)	(3,145)
Non-operating income (expense), net	22	(11,450)	(5,468)	(11,190)	(11,180)

Loss and comprehensive loss attributable to shareholders before tax		(20,839)	(298,167)	(25,037)	(364,321)

Income tax recovery		—	—	—	6,023

Net loss and comprehensive loss		$(20,839)	$(298,167)	$(25,037)	$(358,298)

Comprehensive loss attributable to:
Shareholders of HEXO Corp.		(20,839)	(298,167)	(25,037)	(358,298)
Non-controlling interest		—	—	—	—

		$(20,839)	$(298,167)	$(25,037)	$(358,298)

Net loss per share, basic and diluted		$(0.17)	$(4.52)	$(0.21)	$(5.51)

Weighted average number of outstanding shares
Basic and diluted	19	122,022,069	65,835,852	121,435,906	65,042,507

The accompanying notes are an integral part of these consolidated financial statements.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited, expressed in thousands of Canadian Dollars, except per share data)

For the six months ended	Note	Number of common shares	Share capital	Share-based payment reserve	Warrant reserves	Contributed surplus	Non-controlling interest	Accumulated deficit	Shareholders’ equity
Balance at July 31, 2019		64,245,438	$799,706	$40,315	$60,433	$—	$1,000	$(112,742)	$788,712
$70m private placement unsecured convertible debentures		—	—	—	—	23,902	—	—	23,902
USD$25m registered offering		3,742,516	26,782	—	—	—	—	—	26,782
USD$20m registered offering		2,994,012	22,323	—	—	—	—	—	22,323
Issuance fees		—	(2,815)	—	—	(27)	—	—	(2,842)
Expiry of warrants		—	—	—	(5,650)	5,650	—	—	—
Exercise of warrants		17,856	177	—	—	—	—	—	177
Exercise of stock options	18	29,133	223	(87)	—	—	—	—	136
Equity-settled share-based payments	18,21	—	—	19,798	—	—	—	—	19,798
Net loss and comprehensive loss		—	—	—	—	—	—	(358,298)	(358,298)

Balance at January 31, 2020		71,028,955	$846,396	$60,026	$54,783	$29,525	$1,000	$(471,040)	$520,690

Balance at July 31, 2020		120,616,437	$1,023,788	$65,746	$95,617	$27,377	$3,379	$(659,231)	$556,676
June 2020 at the market offering	16	244,875	—	—	—	—	—	—	—
Issuance fees		—	(192)	—	—	—	—	—	(192)
Exercise of stock options	18	21,541	180	(70)	—	—	—	—	110
Expiry of stock options		—	—	(7,860)	—	7,860	—	—	—
Exercise of warrants		1,396,437	7,260	—	(1,886)	—	—	—	5,374
Equity-settled share-based payments	18,21	—	—	7,170	—	—	—	—	7,170
Non-controlling interest	27	—	—	—	—	—	371	—	371
Net loss and comprehensive loss		—	—	—	—	—	—	(25,037)	(25,037)

Balance at January 31, 2021		122,279,290	$1,031,036	$64,986	$93,731	$35,237	$3,750	$(684,268)	$544,472

The accompanying notes are an integral part of these consolidated financial statements

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of Canadian Dollars)

For the six months ended	Note	January 31, 2021	January 31, 2020
Operating activities
Total net loss		$(25,037)	$(358,298)
Items not affecting cash	30	20,935	323,997
Changes in non-cash operating working capital items	30	(10,199)	(51,211)

Cash used in operating activities		(14,301)	(85,512)

Financing activities
Issuance of common shares		883	58,702
Issuance fees		(192)	(3,018)
Proceeds from the exercise of stock options	18	110	136
Proceeds from the exercise of warrants	17	5,374	71
Payments on term loan	15	(1,750)	(1,750)
Debt interest payments		(587)	—
Lease payments	14	(2,267)	(2,050)
Issuance of unsecured convertible debentures	13	—	70,000
Interest paid on unsecured convertible debentures	13	(1,606)	(404)

Cash used financing activities		(35)	121,687

Investing activities
Settlement of short-term investments		—	25,261
Proceeds from sale of investments		—	3,693
Restricted cash	4	(30,083)	(1,989)
Proceeds from sale of property, plant and equipment		196	12
Acquisition of property, plant and equipment		(6,760)	(74,512)
Purchase of intangible assets		(860)	(703)
Investment in associate and joint ventures	8	(2,975)	(21,079)

Cash used in investing activities		(40,482)	(69,317)

Cash used		(54,818)	(33,142)
Cash and cash equivalents, beginning of period		184,173	113,568

Cash and cash equivalents, end of period		$129,355	$80,426

Supplemental cashflow information in Note 30.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

For the three and six months ended January 31, 2021 and 2020

(Unaudited, expressed in thousands of Canadian Dollars, except share amounts or where otherwise stated)

1. Description of Business

HEXO Corp. (the “Company”), is a publicly traded corporation, incorporated in Ontario. HEXO is licensed to produce and sell cannabis and cannabis products under the Cannabis Act. Its head office is located at 3000 Solandt Road Ottawa, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the trading symbol “HEXO”.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. These measures are continuously monitored and modified by the applicable governmental authorities in Canada and remained in effect as at January 31, 2021. The production and sale of cannabis in Canada was deemed an essential service throughout the three and six months ended January 31, 2021.

The Company regularly monitors the impact of the ongoing pandemic on all aspects of its business and operations and as of January 31, 2021, we have not observed any material changes.

2. Basis of Preparation

Statement of Compliance

These condensed interim consolidated financial statements (“interim consolidated financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board and IFRS Interpretations Committee (“IFRS”). These interim consolidated financial statements do not contain all the disclosures required in annual consolidated financial statements and should be read in conjunction with the amended and restated annual consolidated financial statements of the Company for the year ended July 31, 2020, prepared in accordance with IFRS.

The interim consolidated financial statements have been prepared using accounting policies consistent with those described in the annual consolidated financial statements for the year ended July 31, 2020.

These interim consolidated financial statements were approved and authorized for issue by the Board of Directors on March 17, 2021.

3. New Accounting Policies and Pronouncements

New Accounting Policy

CAPTIVE INSURANCE

Insurance coverage for the Company’s directors and officers has been secured through a Captive Cell program (“the Captive Program”). The Captive Program was effected by entering into a participation agreement with a registered insurer for the purposes of holding and managing the Company’s coverage funds through a separate cell account (the “Cell Captive”). The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Cell Captive. The Company’s accounting policy is to consolidate the Cell Captive. Currently the Captive Program funds are held as cash in the Cell Captive with the possibility of reinvestment into short-term investments and/or marketable securities in the future. As the funds cannot be transferred to other parts of the group without providing 6 month notice, the funds are disclosed as Restricted cash. The Company recognizes gains and losses from, interest, foreign exchange activity and/or fair market value adjustments through the Statement of Loss and Comprehensive Loss.

New Accounting Procurement Not Yet Effective

AMENDMENTS TO IAS 37: ONEROUS CONTRACTS AND THE COST OF FULFILLING A CONTRACT

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4. Restricted Funds

	January 31, 2021	July 31, 2020
	$	$
Debt service reserve account – term loan (Note 15)	8,344	8,191
Letters of credit, collateral and guarantees for purchases	—	70
Captive insurance	30,000	—

Total	38,344	8,261

5. Commodity Taxes Recoverable and Other Receivables

	January 31, 2021	July 31, 2020
Commodity taxes recoverable	8,513	12,821
Lease receivable – current[1]	630	630
Other receivables	5,316	3,282

Total	14,459	16,733

[1]	A related party capital lease receivable related to Truss Limited Partnership (Note 23).

6. Inventory

	As at January 31, 2021
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$40,976	$21,422	$62,398
Purchased dried cannabis	1,214	—	1,214
Extracts	8,974	148	9,122
Purchased extracts	2,347	—	2,347
Hemp derived distillate	267	—	267
Packaging and supplies	6,844	—	6,844

	$60,622	$21,570	$82,192

	As at July 31, 2020
	Capitalized cost	Biological asset fair value adjustment	Total
Dried cannabis	$29,702	$16,981	$46,683
Purchased dried cannabis	1,956	—	1,956
Extracts	4,828	385	5,213
Purchased extracts	5,977	—	5,977
Hemp derived distillate	566	—	566
Packaging and supplies	4,538	—	4,538

	$47,567	$17,366	$64,933

Capitalized costs relating to inventory expensed and included in Cost of goods sold were $21,192 and $40,280 for the three and six months ended January 31, 2021, respectively (January 31, 2020 – $11,331 and $21,393). The unrealized fair value gain on biological asset fair value adjustments on the consolidated statement of loss for the three and six months ended January 31, 2021 were $13,657 and $24,753, respectively (January 31, 2020 – $7,948 and $14,999). The realized fair value amounts on inventory sold on the consolidated statement of loss was $6,387 and $11,193 for the three and six months ended January 31, 2021, respectively (January 31, 2020 – $5,447 and $12,111). During the three and six months ended January 31, 2021, the Company reversed certain prior period impairment losses of $nil and $1,543, respectively (January 31, 2020 – $nil and $nil) recorded in costs of sales on the consolidated statement of loss and $nil and $688 (January 31, 2020 – $nil and $nil) of fair value recorded in fair value amounts on inventory sold.

Total share-based compensation capitalized to inventory in the six months ended January 31, 2021 was $839 (January 31, 2020 – $3,731). Total depreciation capitalized to inventory in the six months ended January 31, 2021 was $7,300 (January 31, 2020 – $5,176).

7. Biological Assets

The Company’s biological assets consist of cannabis plants throughout the growth cycle; from mother plants to plants in propagation, vegetative and flowering stages. The changes in the carrying value of biological assets are as follows:

	For the six months ended January 31, 2021	For the year ended July 31, 2020
	$	$
Balance, beginning of year	7,571	7,371
Production costs capitalized	15,681	38,638
Net increase in fair value due to biological transformation and estimates	24,753	29,356
Transferred to inventory upon harvest	(37,030)	(67,131)
Disposal of biological assets	—	(663)

Balance, end of period	10,975	7,571

The valuation of biological assets is based on an income approach (Level 3) in which the fair value at the point of harvesting is estimated based on selling prices less the costs to sell. For in process biological assets, the fair value at the point of harvest is adjusted based on the stage of growth at period-end.

The significant estimates used in determining the fair value of cannabis plants are as follows:

•	yield per plant;

•

stage of growth percentage estimated as costs incurred as a percentage of total cost as applied to the estimated total fair value per gram (less fulfilment costs) to arrive at an in-process fair value for estimated biological assets, which have not yet been harvested;

•	percentage of costs incurred for each stage of plant growth.

•	fair value selling price per gram less cost to complete and cost to sell.

•	destruction/wastage of plants during the harvesting and processing process.

Management’s identified significant unobservable inputs, their range of values and sensitivity analysis are presented in the tables below.

	Input values		An increase or decrease of 5% applied to the unobservable input would result in a change to the fair value of approximately
Unobservable inputs	January 31, 2021	July 31, 2020	January 31, 2021	July 31, 2020
Weighted average selling price Derived from actual retail prices on a per product basis using the expected Flower and Trim yields per plant.	$3.00 per dried gram	$3.23 per dried gram	$815	$550
Yield per plant Derived from historical harvest cycle results on a per strain basis.	75 – 135 grams per plant	46 – 135 grams per plant	$548	$376
Stage of growth Derived from the estimates of stage of completion within the harvest cycle.	Average of 50% completion	Average of 43% completion	$548	$376
Waste Derived from the estimates of planned removal and naturally occurring waste within the cultivation and production cycle.	0%–21% dependent upon the stage within the harvest cycle	0%–21% dependent upon the stage within the harvest cycle	No material variance	No material variance

8. Investments in Associates & Joint Ventures

	For the six months ended January 31, 2021			For the year ended July 31, 2020
	Truss LP	Other	Total	Truss LP	Other	Total
	$	$	$	$	$	$
Opening Balance	74,966	1,340	76,306	51,786	1,063	52,849
Cash contributed to investment	2,975	—	2,975	29,155	1,231	30,386
Capitalized transaction costs	—	—	—	—	109	109
Share of net (loss)/gain	(3,666)	8	(3,658)	(5,975)	(356)	(6,331)
Impairment	—	—	—	—	(707)	(707)

Ending Balance	74,275	1,348	75,623	74,966	1,340	76,306

Truss LP

The Truss Limited Partnership (“Truss LP”) is a joint arrangement between the Company and Molson Coors Canada (the “Partner”) and is a standalone entity, incorporated in Canada, with its own board of directors and an independent management team. The Partner holds 57,500 common shares representing 57.5% controlling interest in Truss with the Company holding 42,500 common shares and representing the remaining 42.5%. Truss is a private limited partnership and its principal operating activities consist of pursuing opportunities to develop non-alcoholic, cannabis-infused beverages (Note 23). During the six months ended January 31, 2021 the Company contributed $2,975 of additional capital to Truss as required under the shareholders agreement.

9. Long-term Investments

	Units	Fair value July 31, 2020	divestiture	Change in fair value	Fair value January 31, 2021
		$	$	$	$
Level 1 Investments
Fire and Flower common shares	1,319,377	1,292	—	(237)	1,055
Inner Spirit common shares	8,994,500	1,260	—	899	2,159
Other long-term investments	n/a	517	(11)	—	506
Level 3 Investments
Segra International Corp.	400,000	140	—	—	140

Total		3,209	(11)	662	3,860

10. Property, Plant and Equipment

Cost	Land	Buildings	Leasehold improvements	Cultivation and production equipment	Furniture, computers, vehicles and equipment	Construction in progress	Right-of-Use assets	Total
	$	$	$	$	$	$	$	$
At July 31, 2019	5,339	150,834	627	42,029	10,368	57,550	—	266,747
Additions	—	24,432	1,395	14,969	9,404	66,246	24,405	140,851
Disposals	(3,683)	(18,260)	—	(13,402)	(909)	(5,428)	—	(41,682)
Transfers	—	7,943	22,417	(10,135)	8	(20,233)	—	—

At July 31, 2020	1,656	164,949	24,439	33,461	18,871	98,135	24,405	365,916
Additions	—	199	48	2,148	175	3,638	—	6,208
Disposals	—	—	—	(15)	—	—	—	(15)
Transfers	—	(778)	10,684	3,201	582	(13,173)	—	516

At January 31, 2021	1,656	164,370	35,171	38,795	19,628	88,600	24,405	372,625

Accumulated depreciation and impairments
At July 31, 2019	—	4,392	130	2,216	1,216	—	—	7,954
Depreciation	—	7,395	879	3,702	3,562	—	2,522	18,060
Transfers	—	—	—	271	(271)	—	—	—
Disposals	—	(17,081)	—	(7,435)	(366)	—	—	(24,882)
Impairments	307	19,006	—	9,937	—	48,990	1,178	79,418

At July 31, 2020	307	13,712	1,009	8,691	4,141	48,990	3,700	80,550

Depreciation	—	3,702	1,087	2,175	1,881	—	1,212	10,057
Transfers	—	(31)	(20)	682	188	—	—	819
Impairments	—	—	—	—	62	42	761	865

At January 31, 2021	307	17,383	2,076	11,548	6,272	49,032	5,673	92,291

Net book value
At July 31, 2019	5,339	146,442	497	39,813	9,152	57,550	—	258,793
At July 31, 2020	1,349	151,237	23,430	24,770	14,730	49,145	20,705	285,366

At January 31, 2021	1,349	146,987	33,095	27,247	13,356	39,568	18,732	280,334

In the six months ended January 31, 2021, the Company capitalized $7,300 (July 31, 2020 – $11,988) of depreciation to inventory. During the six months ended January 31, 2021, depreciation expensed to the consolidated statement of loss and comprehensive loss was $2,757 (January 31, 2020 – $3,325).

Capitalized borrowing costs to buildings in the six months ended January 31, 2021 were $896 (July 31, 2020 – $2,385) at an average interest rate of 6.4% (July 31, 2020 – 7.22%).

11. Intangible Assets

Cost	Cultivating and processing license	Brand	Software	Domain names	Patents	Total
	$	$	$	$	$	$
At July 31, 2019	116,433	8,440	3,558	585	1,231	130,247
Additions	—	—	702	—	875	1,577
Disposals	—	—	(550)	—	(173)	(723)

At July 31, 2020	116,433	8,440	3,710	585	1,933	131,101
Additions	—	—	539	—	321	860
Disposals	—	—	(872)	—	—	(872)

At January 31, 2021	116,433	8,440	3,377	585	2,254	131,089

Accumulated amortization
At July 31, 2019	1,601	—	1,269	66	29	2,965
Amortization	3,167	—	697	59	16	3,939
Impairment	106,189	2,000	—	—	—	108,189

At July 31, 2020	110,957	2,000	1,966	125	45	115,093
Amortization	256	—	326	29	61	672
Disposals	—	—	(872)	—	—	(872)

At January 31, 2021	111,213	2,000	1,420	154	106	114,893

Net book value	Cultivating and processing license	Brand	Software	Domain names	Patents	Total
At July 31, 2019	114,832	8,440	2,289	519	1,202	127,282
At July 31, 2020	5,476	6,440	1,744	460	1,888	16,008

At January 31, 2021	5,220	6,440	1,957	431	2,148	16,196

Research and development expenses in the three and six months ended January 31, 2021 were $1,136 and $2,172, respectively (January 31, 2020 - $1,201 and $2,945).

12. Warrant Liabilities

	USD$25,000 Registered Direct Offering	USD$20,000 Registered Direct Offering	Total
	$	$	$
Balance as at July 31, 2020	1,917	1,533	3,450
Loss on revaluation of financial instruments	5,113	4,091	9,204

Balance as at January 31, 2021	7,030	5,624	12,654

The warrants are classified as a liability because the exercise price is denominated in US dollars, which is different to the functional currency of the Company.

The warrant liabilities were revalued on January 31, 2021 using the Black-Scholes-Merton option pricing model (Level 2) using the following assumptions:

•	stock price of USD$6.36;

•	expected life of 2.5 years;

•	$nil dividends;

•	97% volatility based upon historical data;

•	risk-free interest rate of 0.14%; and

•	USD/CAD exchange rate of 1.2780.

USD$20,000 Registered Direct Offering – Warrants

On January 31, 2021 the Company had 1,497,007 common share purchase warrants outstanding (Note 17) with an exercise price of USD$9.80 per share with a five year-term.

The loss/(gain) on the revaluation of the warrant liability during the three and six months ended January 31, 2021 was $4,417 and $4,091, respectively (January 31, 2020 – ($869) and ($869), respectively) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

USD$25,000 Registered Direct Offering – Warrants

On January 31, 2021 the Company had 1,871,259 common share purchase warrants outstanding (Note 17) with an exercise price of USD$9.80 per share with a five year-term.

The loss/(gain) on the revaluation of the warrant liability during the three and six months ended January 31, 2021 was $5,521 and $5,113, respectively (January 31, 2020 – ($1,755) and ($1,755), respectively) which is recorded in Other income and losses on the consolidated statements of loss and comprehensive loss.

13. Convertible Debentures

Balance as at July 31, 2020	$28,969
Interest expense	3,575
Interest paid	(1,606)

Balance as at January 31, 2021	$30,938

On December 5, 2019, the Company closed a $70,000 private placement of convertible debentures. The Company issued a total of $70,000 principal amount of 8.0% unsecured convertible debentures maturing on December 5, 2022 (the “Debentures”). The Debentures are convertible at the option of the holder at any time after December 7, 2020 and prior to maturity at a conversion price of $12.64 per share (the “Conversion Price”), subject to adjustment in certain events. The Company may force the conversion of all of the then outstanding Debentures at the Conversion Price at any time after December 7, 2020 and prior to maturity on 30 days’ notice if the daily volume weighted average trading price of the common shares of the Company is greater than $30.00 for any 15 consecutive trading days.

The Company had the option to at any time on or before December 4, 2020, to repay all, but not less than all, of the principal amount of the Debentures, plus accrued and unpaid interest. Upon maturity, the holders of the Debentures have the right to require the Company to repay any principal amount of their Debentures through the issuance of common shares of the Company in satisfaction of such amounts at a price equal to the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the payment date.

In May 2020, the Company provided notice to all holders of the Debentures of an option to voluntarily convert their Debentures into units of the Company (the “Conversion Units”) at a discounted early conversion price of $0.80 (the “Early Conversion Price”) calculated based on the 5-day volume weighted average HEXO Corp. market prices (the “VWAP”) preceding the announcement. The VWAP unitized data from both the TSX and NYSE. Each Conversion Unit will provide the holder one common share and one half common share purchase warrant (with an exercise price of $4.00 and term of three years). The early conversion occurred in two phases, the first being on June 10, 2020 followed by the second and final phase June 30, 2020. During phases one and two, $23,595 principal amount, or approximately 34%, and $6,265 principal amount, or approximately 9% of the Debentures were converted under the Early Conversion Price into 7,373,438 and 1,957,813 common shares and 3,686,719 and 978,906 common share purchase warrants of HEXO Corp, respectively.

On January 31, 2021, there remains $40,140 in principal debentures, the net present value of the debt was $26,600 and the remaining balance of $13,540, was allocated to the conversion feature.

The accrued and unpaid interest as at January 31, 2020 was $238.

14. Lease Liabilities

The following is a continuity schedule of lease liabilities for the six months ended January 31, 2021:

$
Balance as at July 31, 2020	29,116
Lease disposals	(419)
Lease payments	(2,267)
Interest expense on lease liabilities	1,594

Balance as at January 31, 2021	28,024

Current portion	4,900

Long-term portion	23,124

The Company’s leases consist of administrative real estate leases and a production real estate property. Effective August 1, 2020, the Company exited a real estate lease and the corresponding liability was written off for a realized a gain $419 recognized in Other income and losses on the consolidated statements of loss and comprehensive loss. The Company expensed variable lease payments of $732 and $1,603, respectively for the three and six months ended January 31, 2021 (January 31, 2020 – $962 and $1,923, respectively).

The following table is the Company’s lease obligations over the next five fiscal years and thereafter as at January 31, 2021:

Fiscal year	2021	2022 – 2023	2024 – 2025	Thereafter	Total
	$	$	$	$	$
Lease obligations	2,330	9,267	8,749	31,082	51,427

15. Term Loan

Term Loan

On February 14, 2019, the Company entered into a syndicated credit facility with Canadian Imperial Bank of Commerce (“CIBC”) as Sole Bookrunner, Co-Lead Arranger and Administrative Agent and Bank of Montreal as Co-Lead Arranger and Syndication Agent (together “the Lenders”). The Lenders provided the Company with up to $65,000 in secured debt financing at a rate of interest that is expected to average in the mid-to-high 5% per annum range. The credit facility consisted of an up to $50,000 term loan (“Term Loan”) and up to $15,000 in a revolving credit facility which is limited to the Company’s working capital assets available to support funded balances. Currently, the $2,602 of the revolving credit facility is utilized through the Company’s two letters of credits (Note 25). The credit facility matures on February 14, 2022. The Company may repay the loan without penalty, at any time and the loan is secured against the Company’s property, plant and equipment. The Company shall repay at minimum 2.5% of the initial amount drawn each quarter per the terms of the credit facility agreement. On February 14, 2019, the Company received $35,000 on the Term Loan and incurred financing costs of $1,347.

During the year ended July 31, 2020 the Company amended its credit facility which resulted in:

(i)	The modification of financial covenants which require the Company to:

i.	Maintain a Tangible Net Worth Ratio of not more than 1:00 to 1:00 at all times;

ii.	Maintain a Cash Balance of more than $15,000 at all times; and

iii.	Maintain certain EBITDA requirements (as defined in the Credit Facility Agreement) with respect to each Fiscal Quarter.

The Company was in compliance with the revised financial covenants noted above as at January 31, 2021.

On July 31, 2020 the Company was not in compliance with an administrative banking covenant which mandated that the Company does not utilize a Canadian dollar operating bank account with any institution other than the Lenders. The Company was subject to the covenant 90 days after entering the syndicated credit facility on February 14, 2019. The Company received an amendment on October 29, 2020 allowing it to rectify this administrative breach by April 27, 2021. Due to the amendment being received after July 31, 2020 and within the three months ended October 31, 2020 the Company classified its Term Loan as a current liability on July 31, 2020 and has classified the Term Loan between current and long term liabilities as appropriate at January 31, 2021. As at January 31, 2021 the Company continues working towards satisfying the terms of the above amendment.

In the six months ended January 31, 2021, total interest expenses were $648 (January 31, 2020 - $186) and total interest capitalized was $313 (January 31, 2020 - $250). The non-cash interest expense relating to the amortization of deferred financing costs was $225 for the six months ended January 31, 2021 (January 31, 2020 - $387).

The following table illustrates the continuity schedule of the term loan as at January 31, 2021 and July 31, 2020:

	January 31, 2021	July 31, 2020
Term loan	$	$
Opening balance	30,625	34,125
Repayments	(1,750)	(3,500)

Ending balance	28,875	30,625

Deferred financing costs	$	$
Opening balance	(695)	(751)
Additions	(98)	(445)
Amortization of deferred finance costs	225	501

Ending balance	(568)	(695)

Total term loan	28,307	29,930

Current portion	2,976	29,930

Long-term portion	25,331	—

16. Share Capital

(a) Authorized

An unlimited number of common shares and an unlimited number of special shares, issuable in series.

(b) Consolidation Announcement

The Company finalized the share consolidation on the basis of four pre-consolidation common shares for one post-consolidation common share (4:1) by way of shareholder approval at the annual and special meeting of shareholders held December 11, 2020 (the “Consolidation”). The Consolidation was effected by the filing of articles of amendment to the Company’s articles under the Business Corporations Act (Ontario) on December 18, 2020. The purpose of the proposed share consolidation is to increase the Company’s common share price to regain compliance with the USD$1.00 minimum share price continued listing standard of the New York Stock Exchange.

All balances of common shares, common share purchase warrants, stock options and restricted share units herein are reflective of the Consolidation.

(c) Issued and Outstanding

As at January 31, 2021, a total of 122,279,290 (July 31, 2020 – 120,616,437) common shares were issued and outstanding. No special shares have been issued or are outstanding.

			Number of shares	Share Capital
Balance at July 31, 2020			120,616,437	$1,023,788
June 2020 at the market offering	(i	)	244,875	—
Exercise of warrants			1,396,437	7,260
Exercise of stock options			21,541	180
Issuance fees			—	(192)

Balance at January 31, 2021			122,279,290	$1,031,036

(i)	June 2020 At-the-market (“ATM”) Offering

On June 16, 2020, the Company established an ATM equity program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The common shares sold through the ATM program were sold through the TSX, the NYSE and other marketplaces on which the common shares were listed, quoted or otherwise traded, at the prevailing market price at the time of sale. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains) was generated through the issuance of 8,235,620 common shares in the year ended July 31, 2020. On July 31,

2020 a receivable of $883 remained for irrevocable sales which occurred prior to year end and subsequently settled on August 5, 2020, at which time the remaining 244,875 shares were issued.

17. Common Share Purchase Warrants

The Company’s common share purchase warrants were subject to the four to one share consolidation (Note 16(b)) effective December 18, 2020.

The following table summarizes warrant activity during the six months ended January 31, 2021 and year ended July 31, 2020.

	January 31, 2021		July 31, 2020
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	33,379,408	$7.60	7,396,359	$39.80
Expired	—	—	(3,889,871)	49.00
Issued	—	—	30,976,389	4.96
Exercised	(1,396,437)	3.85	(1,103,469)	3.88

Outstanding, end of year	31,982,971	$7.69	33,379,408	$7.60

[1]	USD denominated warrant’s exercise price have been converted to the CAD equivalent as at the period end for presentation purposes.

The following is a consolidated summary of warrants outstanding as at January 31, 2021 and July 31, 2020.

	January 31, 2021			July 31, 2020
	Number outstanding	Book value		Number outstanding	Book value
Classified as Equity		$			$
June 2019 financing warrants
Exercise price of $63.16 expiring June 19, 2023	546,135		10,022	546,135		10,022
April 2020 underwritten public offering warrants
Exercise price of $3.84 expiring April 13, 2025	12,640,625		17,065	14,004,375		18,906
May 2020 underwritten public offering warrants
Exercise price of $4.20 expiring May 21, 2025	7,819,826		10,760	7,852,513		10,805
Conversion Unit warrants
Exercise price of $4.00 expiring June 10, 2023	3,686,721		11,426	3,686,721		11,426
Exercise price of $4.00 expiring June 30, 2023	978,907		1,928	978,907		1,928
Broker / Consultant warrants
Exercise price of $3.00 expiring November 3, 2021	43,905		78	43,905		78
Exercise price of $3.00 expiring March 14, 2022	23,571		66	23,571		66
Exercise price of $63.16 expiring June 19, 2023	15		—	15		—
Molson warrants
Exercise price of $24.00 expiring October 4, 2021	2,875,000		42,386	2,875,000		42,386

	28,614,705		93,731	30,011,142		95,617
Classified as Liability
USD$25m Registered Direct Offering Warrants
Exercise price of USD$9.80 expiring December 31, 2024	1,871,259		7,030	1,871,259		1,917
USD$20m Registered Direct Offering Warrants
Exercise price of USD$9.80 expiring January 22, 2025	1,497,007		5,624	1,497,007		1,533

	3,368,266		12,654	3,368,266		3,450

	31,982,971		106,385	33,379,408		99,067

18. Share-based Compensation

Stock Options

The Company’s stock options and restricted share units were subject to the four to one share consolidation (Note 16(b)) effective December 18, 2020.

The following table summarizes stock option activity during the six months ended January 31, 2021 and the year ended July 31, 2020.

	January 31, 2021		July 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Opening balance	7,503,690	$16.30	6,072,244	$23.48
Granted	2,005,783	4.92	2,986,507	6.48
Forfeited	(499,174)	3.33	(1,145,610)	22.20
Expired	(344,602)	28.90	(380,318)	26.64
Exercised	(21,542)	5.13	(29,133)	4.60

Closing balance	8,644,155	$15.07	7,503,690	$16.30

The following table summarizes the stock option grants during the six months ended January 31, 2021.

		Options granted
Grant date	Exercise price ($)	Executives and directors	Non-executive employees	Total	Vesting terms	Expiry period
October 30, 2020	3.88	349,652	315,358	665,010	Terms A	10 years
December 22, 2020	5.44	380,673	960,100	1,340,773	Terms A	10 years

Total		730,325	1,275,458	2,005,783

Vesting terms A – One-third of the options will vest on each of the one-year anniversaries of the date of grant over a three-year period.

The following table summarizes information concerning stock options outstanding as at January 31, 2021.

Exercise price	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32–$10.76	4,622,978	9.01	795,678	6.17
$15.56–$26.16	1,708,743	8.24	1,002,662	8.02
$28.52–$34.00	2,295,021	7.89	1,162,134	7.77
$47.36–$66.96	17,413	0.31	17,413	0.31

	8,644,155		2,977,887

Restricted Share Units (“RSUs”)

Under the Omnibus Plan, the Board of Directors is authorized to issue RSUs up to 10% of the issued and outstanding common shares, inclusive of the outstanding stock options. At the time of issuance, the Board of Directors establishes conversion values and expiry dates, which are up to 10 years from the date of issuance. The restriction criteria of the units are at the discretion of the Board of Directors and from time to time may be inclusive of Company based performance restrictions, employee-based performance restrictions or no restrictions to the units.

The following table summarizes RSU activity during the six months ended January 31, 2021 and the year ended July 31, 2020.

	January 31, 2021		July 31, 2020
		Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	587,108	$8.41	—	$—
Granted	7,161	3.16	609,636	8.52
Exercised	(25,483)	8.60	—	—
Forfeited	(34,801)	11.76	(22,528)	11.76

Closing balance	533,985	$7.96	587,108	$8.41

The following table summarizes the RSUs granted during the six months ended January 31, 2021.

		RSUs granted
Grant date	Unit value	Executive and directors	Non-executive employees	Vesting terms	Expiry period
October 30, 2020	$3.16	7,161	—	Terms A	10 years

Total		7,161

Vesting terms A – One-third of the units vest on each of the one-year anniversaries for the first three years after the grant date.

Share-based Compensation

Share-based compensation is measured at fair value at the date of grant and are expensed over the vesting period (See Note 21 for share-based compensation allocation by expense group). In determining the amount of share-based compensation, the Company used the Black-Scholes-Merton option pricing model to establish the fair value of stock options and RSUs granted at grant date by applying the following assumptions:

	January 31, 2021	January 31, 2020
Exercise price (weighted average)	$19.26	$26.93
Market price (weighted average)	$19.49	$27.54
Risk-free interest rate (weighted average)	1.39%	1.82%
Expected life (years) of options (weighted average)	5	5
Expected annualized volatility (weighted average)	82%	74%

Volatility was estimated using the average historical volatility of the Company and comparable companies in the industry that have trading history and volatility history.

For the three and six months ended January 31, 2020, the Company allocated to inventory $600 and $840, respectively (January 31, 2020 – $1,070 and $3,731) of share-based compensation applicable to direct and indirect labour in the cultivation and production process.

The cash-settled share-based compensation liability is presented in Other liabilities. The following table summarizes the Company’s equity-settled and cash-settled share-based payments for the six months ended January 31, 2021 and 2020.

	January 31, 2021		January 31, 2020
	$		$
Stock option share-based compensation		7,170		19,798
RSU share-based compensation		—		—

Total equity-settled share-based compensation		7,170		19,798

RSU share-based compensation		1,639		—

Total cash-settled share-based compensation		1,639		—

19. Net Loss per Share

The following securities could potentially dilute basic net loss per share in the future but have not been included in diluted loss per share because their effect was anti-dilutive:

Instrument	January 31, 2021	July 31, 2020
Stock Options	8,644,152	7,503,690
RSUs	533,985	587,108
2019 June financing warrants	546,135	546,135
USD$25m registered direct offering warrants	1,871,259	1,871,259
USD$20m registered direct offering warrants	1,497,007	1,497,007
2020 April underwritten public offering warrants	12,640,625	14,004,375
2020 May underwritten public offering warrants	7,819,826	7,852,513
Warrants issued under conversion of debentures	4,665,628	4,665,628
Joint venture and Inner Spirit issued warrants	2,875,000	2,875,000
Convertible debenture broker/finder warrants	67,491	67,491

	41,161,108	41,470,206

20. Financial Instruments

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents and its term loan. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at January 31, 2021, the Company had a term loan with a carrying value of $28,307 (July 31, 2020 – $29,930) (Note 15). All interest rates are fixed. An increase or decrease of 1% to the applicable interest rates would not result in a material variance to net loss.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for. The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 13) were converted, which partially mitigates the Company’s Price Risk.

There would be no material impact (July 31, 2020 – no material impact) if the fair value of these financial assets were to increase or decrease by 10% as of January 31, 2021. The price risk exposure as at January 31, 2021 and July 31, 2020 is presented in the table below.

	January 31, 2021		July 31, 2020
	$		$
Financial assets		3,860		2,692
Financial liabilities		(12,654)		(3,450)

Total exposure		(8,794)		(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables and convertible debentures receivable. As at January 31, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, certain restricted funds and short-term investments are held with four Canadian commercial banks that hold Dun and Bradstreet credit ratings of AA (July 31, 2020 – AA) and $97 is held with a credit union that does not have a publicly available credit rating. Certain restricted funds in the amount of $30,000 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating. The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the six months ended January 31, 2021 is $34 (July 31, 2020 - $35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

Credit risk from the convertible debenture receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationship.

The carrying amount of cash and cash equivalents, restricted cash and trade receivables represents the maximum exposure to credit risk and as at January 31, 2021; this amounted to $198,437 (July 31, 2020 – $211,860).

The following table summarizes the Company’s aging of trade receivables as at January 31, 2021 and July 31, 2020:

	January 31,	July 31,
	2021	2020
	$	$
0–30 days	18,676	15,253
31–60 days	9,150	2,972
61–90 days	2,022	412
Over 90 days	890	789

Total	30,738	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the three months ended January 31, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”) the Ontario Cannabis Store (“OCS”) and the Alberta Gaming, Liquor and Cannabis agency (“ALGC”) representing 47%, 18% and 18%, respectively (January 31, 2020 – one crown corporation representing 83%) of total applicable periods gross cannabis sales.

For the six months ended January 31, 2021, the Company’s recorded sales to the crown corporations; Société québécoise du cannabis (“SQDC”), the Alberta Gaming Liquor and Cannabis agency (“ALGC”) and the Ontario Cannabis Store (“OCS”), representing 51%, 18% and 17%, respectively (January 31, 2020 – one crown corporation representing 75%) of total applicable periods gross cannabis sales.

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 25%, 26% and 24%, respectively, of total trade receivable, respectively as at January 31, 2021 (July 31, 2020 – the two crown corps SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at January 31, 2021, the Company had $129,355 (July 31, 2020 – $184,173) of cash and cash equivalents and $30,738 (July 31, 2020 – $19,426) in trade receivables.

The Company has current liabilities of $73,715 and contractual commitments of $6,233 due before July 31, 2022. The Company’s existing cash and cash equivalents and trade receivables are expected to provide sufficient liquidity to meet cash outflow requirements over the next twelve months.

The Company’s success in executing on its longer-term strategy is dependent upon its ability to fund the repayment of existing borrowings and to generate positive cash flows from operations. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

The carrying values of cash and cash equivalents, trade receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity.

Foreign Currency Risk

On January 31, 2021, the Company held certain financial assets and liabilities denominated in United States Dollars (“USD”) which consist of cash and cash equivalents, and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at January 31, 2021, approximately $31,854 USD ($40,710) (July 31, 2020 – $42,981 USD ($57,652)) of the Company’s cash and cash equivalents was in USD. A 1% change in the foreign exchange rate would result in a change of $407 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of USD denominated warrants.

21. Operating Expenses by Nature

The following table disaggregates the selling, general and administrative expenses as presented on the Statement of Loss and Comprehensive Loss into specified classifications based upon their nature:

	For the three months ended		For the six months ended
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$
Salaries and benefits	5,805	5,253	10,316	12,450
Professional fees	3,019	2,832	5,500	5,609
Facilities	1,199	2,491	2,425	3,851
Selling, general and administrative	1,285	998	4,006	2,348
Consulting	940	2,185	1,799	4,534
Travel	51	687	169	1,627

Total	12,299	14,446	24,215	30,419

The following table summarizes the nature of share-based compensation in the period:

	For the three months ended		For the six months ended
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$
General and administrative related share-based compensation	5,100	7,647	7,822	15,602
Marketing and promotion related share-based compensation	159	256	367	465

Total operating expense related share-based compensation	5,259	7,903	8,189	16,067
Share based compensation capitalized to inventory	600	1,070	839	3,731

Total share-based compensation	5,859	8,973	9,028	19,798

The following table summarizes the total payroll related wages and benefits by nature in the period:

	For the three months ended		For the six months ended
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$
General and administrative related wages and benefits	5,805	5,842	10,316	13,903
Marketing and promotion related wages and benefits	1,330	924	2,504	2,648
Research and development related wages and benefits	753	731	1,814	1,712

Total operating expense related wages and benefits	7,888	7,497	14,634	18,263
Wages and benefits capitalized to inventory	4,060	4,284	8,330	10,574

Total wages and benefits	11,948	11,781	22,964	28,837

22. Other Income and Losses

	For the three months ended		For the six months ended
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$
Interest and financing expenses	(2,768)	(3,598)	(5,071)	(4,033)
Interest income	296	317	708	888

Finance income (expense), net	(2,472)	(3,281)	(4,363)	(3,145)

Revaluation of financial instruments gain	(9,937)	2,714	(9,205)	3,011
Share of loss from investment in associate and joint ventures	(2,584)	(1,591)	(3,658)	(3,273)
Loss on convertible debenture receivable	—	(413)	—	(3,041)
Unrealized gain/(loss) on investments	1,248	(6,553)	662	(8,223)
Realized gain on investments	—	(242)	—	(226)
Foreign exchange gain/(loss)	(1,862)	617	(2,322)	572
Other income	1,685	—	3,333	—

Non-operating income (expense), net	(11,450)	(5,468)	(11,190)	(11,180)

23. Related Party Disclosure

Compensation of Key Management

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company’s operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors.

Compensation provided to key management during the year was as follows:

	For the three months ended		For the six months ended
	January 31, 2021	January 31, 2020	January 31, 2021	January 31, 2020
	$	$	$	$
Salary and/or consulting fees	533	744	1,301	1,650
Termination benefits	483	427	1,008	1,043
Bonus compensation	263	—	527	42
Stock-based compensation	2,309	4,641	4,255	9,572

Total	3,588	5,812	7,091	12,307

Related Parties and Transactions

Belleville Complex Inc.

The Company holds a 25% interest in Belleville Complex Inc. (“BCI”) with the related party Olegna Holdings Inc., a company owned and controlled by a director of the Company, holding the remaining 75% in BCI. BCI purchased a configured 2,004,000 sq. ft. facility through a $20,279 loan issued and repaid during the year ended July 31, 2019. The Company will be the anchor tenant for a 15-year, with an option to renew for 15 years and additional space to rent. The Company has also subleased a portion of the space to Truss Limited Partnership (Note 8). Consideration for the 25% interest on the joint venture is deemed $nil. The carrying value of BCI as at January 31, 2021 is $412 (July 31, 2020 - $nil).

The Company leases a space in Belleville from a related party BCI, that supports its manufacturing activities and is based in Belleville, Ontario. Under this lease arrangement, the Company incurred $1,085 and $2,160 in lease and operating expenses during the three and six months ended January 31, 2021, respectively (January 31, 2020 - $3,367 and $4,274). This lease liability is recognized on the Company’s balance sheet under IFRS 16 (Note 14).

Truss LP

The Company owns a 42.5% interest in Truss LP and accounts for the interest as an investment in an associate (Note 8).

The Company subleases section of its Belleville lease to Truss LP and this sublease is recognized as a finance lease receivable on the Company’s balance sheet (Note 5). The Company recognizes a recovery on its partnership with Truss LP in Other receivables and Other income.

Under a Temporary Supply and Services Agreement (“TSSA”) with Truss LP, the Company produces and packages cannabis infused beverages in the CIB Facility (located at the Belleville Facility) and in the Gatineau Facility, and markets and sells beverages for the legal adult-use markets in Canada, in each case subject to the terms of its regulatory approvals and applicable laws, all for its own account and as a stand-alone division of HEXO. Truss LP applied to be a licensed producer of Cannabis during the period, but until the time where Truss LP obtains all regulatory approval required under the Cannabis Act (Canada), the TSSA will remain in place. Under the TSSA, Truss LP will be an exclusive supplier to the Company of all property and all services required to carry on the business, other than specific services which are required to be provided by HEXO. As a result of this arrangement, there is a receivable from Truss of $1,614 at January 31, 2021 (July 31, 2020 – $3,405). During the three and six months ended January 31, 2021, the Company purchased $884 and $5,173 (January 31, 2020 – $nil and $nil) of raw materials from Truss LP under the arrangement and received $1,220 (January 31, 2020 – $nil) of Income.

24. Capital Management

The Company’s objectives when managing capital are to (1) safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and (2) maintain an optimal capital structure to reduce the cost of capital.

Management defines capital as the Company’s shareholders’ equity and interest-bearing debt. The Board of Directors does not establish quantitative return on capital criteria for management. The Company has not paid any dividends to its shareholders. The Company is not subject to any externally imposed capital requirements, with the exception of covenants related to the Company’s Term Loan as set out in Note 15.

As at January 31, 2021, total managed capital was $544,472 (July 31, 2020 – $556,676).

25. Commitments and Contingencies

COMMITMENTS

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts.

Some of these contracts have optional renewal terms that the Company may exercise at its option. The annual minimum payments payable under these obligations over the next five fiscal years and thereafter are as follows:

July 31, 2022	$6,233
July 31, 2023	4,615
July 31, 2024	3,684
July 31, 2025	3,628
July 31, 2026	2,470
Thereafter	19,274

$39,904

See Note 14 for recognized contractual commitments regarding the Company’s lease obligations under IFRS 16.

LETTERS OF CREDIT

On August 21, 2019, the Company entered into a five-year letter of credit with a Canadian financial institution to provide a maximum of $250 that amortizes $50 annually until its expiry on July 14, 2024. The letter of credit has not been drawn upon as at January 31, 2021. As at January 31, 2021, the letter of credit is secured by the Company’s credit facility (Note 15).

On August 1, 2020, the Company reissued a pre-existing letter of credit with a Canadian financial institution under an agreement with a public utility provider entitling the utility provider to a maximum of $2,581, subject to certain operational requirements. The letter of credit has a one-year expiry from the date of issuance with an autorenewal feature. On January 1, 2021, the letter of credit was reduced to $2,352 by way of amendment. The letter of credit has not been drawn upon as at January 31, 2021. The letter of credit was not drawn upon. The letter of credit is secured by a combination of the Company’s Term Loan (Note 15) and cash held in collateral.

CONTINGENCIES

The Company may be, from time to time, subject to various administrative and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.

As of January 31, 2021, the Company is named as a defendant in securities class actions that have been filed in superior courts of the provinces of Quebec and in the Supreme Court of the State of New York and the U.S. District Court for the Southern District of New York. One or more of the Company’s current and/or former officers and directors, and/or certain underwriters of past public offerings by the Company, are also named as defendants in certain of the actions. The lawsuits assert causes of action under Canadian and U.S. securities legislation in connection with statements made by the defendants that are alleged to have been materially false and/or misleading statements and their alleged failure to disclose material adverse facts. The alleged misrepresentations relate to, among other things, the Company’s forward-looking information, including but not limited to the Company’s forecast revenues for Q4 2019 and fiscal 2020, its inventory, “channel stuffing” and the Company’s supply agreement with the Province of Quebec. As at the date hereof, the amounts claimed for damages in each of these actions have not been quantified. These actions are in a preliminary stage and have not yet been certified as class actions. In November, 2020, the Superior Court of Justice of Ontario ordered the discontinuance of two putative securities class actions commenced in Ontario relating to the same matters on a without costs basis.

While the Company cannot predict the outcome of the actions discussed above, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. Further, the Company’s underwriting agreement with the underwriters contains contractual indemnification provisions that may require the Company to indemnify the underwriters with respect to the claims against them and their legal costs of defending the actions. A decision adverse to our interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

As of January 31, 2021, the Company was named as a defendant in a proposed consumer protection class action filed on June 18, 2020 in the Court of Queens’ Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products’ labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

ONEROUS CONTRACT

During the year ended July 31, 2020, the Company recognized a $4,763 onerous contract provision related to a fixed price supply agreement for the supply of certain cannabis products. The supply agreement is currently the subject of legal proceedings as disclosed above. The costs and purchase obligations under the contract exceed the economic benefits expected to be received. The related losses for the three and six months ended January 31, 2021 were $nil and $nil, respectively (January 31, 2020 $3,000 and $3,000) and are included in Other gains and losses. The onerous contract liability remains in place as at January 31, 2021.

26. Fair Value of Financial Instruments

The carrying values of the financial instruments as at January 31, 2021 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	129,355	—	129,355
Restricted funds	38,344	—	38,344
Trade receivables	30,738	—	30,738
Commodity taxes recoverable and other receivables	14,459	—	14,459
Lease receivable – long term	3,819	—	3,819
Long – term investments	—	3,860	3,860
Liabilities	$	$	$
Accounts payable and accrued liabilities	38,585	—	38,585
Warrant liability	—	12,654	12,654
Lease liability – current	4,900	—	4,900
Lease liability – long term	23,124	—	23,124
Convertible debentures	30,938	—	30,938
Term loan – current	2,976	—	2,976
Term loan – long term	25,331	—	25,331
Other long-term liabilities(1)	—	2,031	2,031

[1]	Financial liability designated as FVTPL.

The carrying values of the financial instruments as at July 31, 2020 are summarized in the following table:

	Amortized
	cost	FVTPL	Total
Assets	$	$	$
Cash and cash equivalents	184,173	—	184,173
Restricted funds	8,261	—	8,261
Trade receivables	19,426	—	19,426
Commodity taxes recoverable and other receivables	16,773	—	16,773
Lease receivable – long term	3,865	—	3,865
Long – term investments	—	3,209	3,209
Liabilities	$	$	$
Accounts payable and accrued liabilities	32,451	—	32,451
Warrant liability	—	3,450	3,450
Lease liability – current	4,772	—	4,772
Lease liability – long term	24,344	—	24,344
Convertible debentures	28,969	—	28,969
Term loan – current	29,930	—	29,930
Other long-term liabilities(1)	—	393	393

[1]	Financial liability designated as FVTPL.

The carrying values of cash and cash equivalents, restricted funds, short term investments, trade and other receivables, lease receivables, accounts payable and accrued liabilities, lease liabilities and term loan approximate their fair values due to their relatively short periods to maturity.

27. Non-Controlling Interest

The following table summarizes the information relating to the Company’s non-controlling interests, before intercompany eliminations.

	January 31, 2021	July 31, 2020
Current assets	$—	$—
Non-current assets	7,825	7,455
Current liabilities	—	—
Non-current liabilities	—	—

Non-controlling interest (%)	40%	40%

Non-controlling interest	$3,750	$3,379

The Company holds a 60% interest in Keystone Isolation Technology Inc. (“KIT”) which is intended to principally operate out of Belleville Facility, and the remaining 40% represents the non-controlling interest held by Chroma Global Technologies Ltd (the “Partner”). Under the terms of the shareholder agreement, the Company has contributed cash of $4,075 (USD$3,100), subject to foreign exchange rates. The non-controlling interest value of $3,750 represents the value of the Partners contribution in kind for their respective equity interest in the entity. During the three months ended October 31, 2020, the Partner contributed capital equipment in-kind of $371 as required under the terms of the shareholders agreement. There remains approximately $325 of an in-kind commissioning contribution to satisfy the acquisition terms of the shareholders agreement. KIT had no revenues or expenses during the six months ended January 31, 2021 and the year ended July 31, 2020.

28. Revenue from Sale of Goods

The Company disaggregated it’s revenues from the sale of goods between sales of cannabis beverages (“Cannabis beverage sales”) and dried flower, vapes, and other cannabis products (“Cannabis sales excluding beverages”). The Company’s cannabis beverage sales are derived from the Cannabis Infused Beverage (“CIB”) line, which was established in order to manufacture, produce and sell cannabis beverage products. CIB operates under the Company’s cannabis licensing and in compliance with Health Canada and the Cannabis Act’s regulations. The Company has assessed the beverage revenue stream to be realized by the Company and presented on a gross basis as defined under IFRS 15. The Company will continue to operate CIB until Truss has obtained its independent licensing to manufacture and sell cannabis products, at which point these operations will shift to Truss.

For the three months ended	January 31, 2021			January 31, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	39,417	3,648	43,065	22,983	—	22,983
Medical	504	—	504	834	—	834
Wholesale	109	—	109	—	—	—
International	2,000	—	2,000	—	—	—

Total revenue from sale of goods	42,030	3,648	45,678	23,817	—	23,817

For the six months ended	January 31, 2021			January 31, 2020
Revenue stream	Cannabis sales excluding beverages	Cannabis beverage sales	Total	Cannabis sales excluding beverages	Cannabis beverage sales	Total
	$	$	$	$	$	$
Retail	75,314	6,950	82,264	41,233	—	41,233
Medical	1,078	—	1,078	1,881	—	1,881
Wholesale	510	—	510	—	—	—
International	3,125	—	3,125	—	—	—

Total revenue from sale of goods	80,027	6,950	86,977	43,114	—	43,114

Total revenue from the sale of goods is presented net of provisions for sales returns and price concessions. During the three and six months ended January 31, 2021 the Company incurred $752 and $1,538 (January 31, 2020 - $1,442 and $3,420) of net sales provisions and price concessions, respectively.

29. Segmented Information

The Company operates under one material operating segment. All property, plant and equipment and intangible assets are located in Canada.

30. Operating Cash Flow

The following items comprise the Company’s operating cash flow activity for the periods herein.

For the six months ended	January 31, 2021	January 31, 2020
	$	$
Items not affecting cash
Income tax recovery	—	(6,023)
Depreciation of property, plant and equipment	2,757	3,325
Depreciation of property, plant and equipment in cost of sales	4,791	—
Amortization of intangible assets	672	3,350
Loss/(gain) on convertible debentures	—	3,041
Unrealized gain on changes in fair value of biological assets	(24,753)	(14,999)
Unrealized fair value adjustment on investments	(662)	8,223
Amortization of deferred financing costs	127	130
Accrued interest income	5,226	1,756
Gain/(Loss) on investment	—	226
License depreciation and prepaid royalty expenses	118	213
Write-off of inventory and biological assets	374	2,838
Write (up)/down of inventory to net realizable value	(1,543)	39,130
Realized fair value amounts on inventory sold	11,193	12,111
Loss from investment in associate and joint ventures	3,658	3,273
Share-based compensation	7,969	16,067
Revaluation of financial instruments (gain)/loss	9,204	(3,011)
Impairment losses	865	250,850
Loss on onerous contract	—	3,000
Loss on long lived assets and disposal of property, plant and equipment	1,358	497
Gain on exit of lease	(419)	—

Total items not affecting cash	20,935	323,997

Changes in non-cash operating working capital items
Trade receivables	(11,342)	5,688
Commodity taxes recoverable and other receivables	1,414	(11,215)
Prepaid expenses	(8,080)	2,132
Inventory	(19,144)	(64,272)
Biological assets	21,349	13,714
Accounts payable and accrued liabilities	2,888	763
Excise taxes payable	2,716	1,979

Total non-cash operating working capital	(10,199)	(51,211)

Additional supplementary cash flow information is as follows:

For the	six months ended January 31, 2021	year ended July 31, 2020
	$	$
Property, plant and equipment in accounts payable	1,733	19,751
Right-of-use asset additions	—	24,405
Capitalized borrowing costs	896	2,385
Interest paid	2,193	2,527

31. Comparative Information

The Company has reclassified Impairment loss on inventory within Cost of goods sold, to conform with the current presentation. The amount is disclosed in Note 6. The Company has reclassified purchased extracts inventory from extracts to conform with the current presentation, the amount is disclosed in Note 6.

32. Income Taxes

The Company’s effective income tax rate was nil% for the six months ended January 31, 2021 (January 31, 2020 – 1.65%). The effective tax rate is different than the statutory rate primarily due to the non-recognition of deferred tax assets.

33. Prepaid Supply Agreement

On December 31, 2020, the Company entered into an exclusivity agreement with Zenabis Global Inc. (“Zenabis”), to purchase $7,000 of specific dried cannabis strains on delivery terms to be determined at a later date. At the Company’s discretion, as an alternative to receiving $7,000 of dried cannabis in the purchase agreement, the Company had the ability to enter into a private placement transaction with Zenabis. The Placement would be subject to applicable regulatory approvals, including from the TSX. As at January 31, 2021 the Company has recognized a prepaid asset of $7,000 however elected the private placement option subsequent to the period end (see Note 34).

34. Subsequent Events

Definitive Arrangement to Acquire Zenabis Global Inc.

Subsequent to the period, the Company entered into a definitive arrangement agreement (the “Arrangement Agreement”), subject to Zenabis shareholder approval, under which the Company intends to acquire, by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235,000 (the “Transaction”). Under the terms of the Arrangement Agreement, Zenabis shareholders are expected to receive 0.01772 of a HEXO common share in exchange for each Zenabis common share held (the “Exchange Ratio”).

The Transaction was unanimously approved by the board of directors of each of the Company and Zenabis (in the case of Zenabis’ board of directors, after receiving the unanimous recommendation of a special committee formed for purposes of the Transaction). The Transaction will require approval by at least 66 2/3% of the votes cast by the shareholders of Zenabis present at a special meeting of Zenabis shareholders at a pending future date.

The Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of Zenabis to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for Zenabis. The Arrangement Agreement also provides for a termination fee of $6,000 payable by Zenabis to HEXO if the Transaction is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the Transaction is terminated by either party in certain other specified circumstances.

The transaction is expected to be treated as business acquisition under IFRS 3, accounted for using the acquisition method.

Issuance of $19.5 Million 8% Unsecured Debenture to Zenabis Global Inc.

In conjunction with entering into the Arrangement Agreement, on February 15, 2021 Zenabis entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to the Company in a principal amount of $19,500. On this date, HEXO advanced Zenabis $12,500 in cash and the previous supply prepayment extended by HEXO to Zenabis on December 31, 2020 in the amount of $7,000 (see Note 33) was converted to a convertible debenture receivable. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023.